September 8, 2020

Valerie J. Lithotomos, Esq. Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Modern Capital Funds Trust File Nos.: 811-23582; 333-239559

Dear Ms. Lithotomos:

On June 30, 2020, Modern Capital Funds Trust (the “Registrant”) filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) to offer shares of Modern Capital Tactical Opportunities Fund (the “Fund”). The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the letter we received from you, dated July 17, 2020, as indicated below, and has revised its Prospectus and SAI to, among other things, add a section regarding material conflicts of interest that among other items, addresses the affiliated brokerage arrangement for the Fund. Please find also below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Prospectus

General

Comment 1.	We note that material portions of the registration statement are incomplete at this time (e.g., fee table, expense example, consent, auditor information). Please complete the registration statement in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items. The staff may have additional comments.
Response:	The Registrant has added certain missing material information referred to in your comment, and will include the remaining missing information including the fee table, expense example, and auditor information, in a subsequent pre-effective amendment filing.
Comment 2.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	The Registrant has not, and does not expect to, submit an exemptive application or no-action request in connection with the registration statement.
Comment 3.	Please inform the Staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally, identify the party providing the seed capital and describe its relationship with the Fund.
Response:	The initial seed capital for the Fund will be provided by the Fund’s sponsor or an affiliated entity.
Comment 4.	Please update the Fund’s series and class identifiers to reflect the ticker symbol in EDGAR and include the Fund’s ticker symbol on the cover page of the prospectus and the Statement of Additional Information.
Response:	The Registrant has not included the Fund’s ticker symbol on the cover page of the prospectus and Statement of Additional Information because it not yet available. It will be added in the next pre-effective amendment.

Fee Table – Page 2

Comment 5.	It appears that investing in short sales is a principal strategy of the Fund. Confirm that short expenses (i.e., dividends paid on stocks sold short) are included in the fee table.
Response:	Estimated expenses related short sales will be reflected in the fee table including Other Expenses which will be calculated factoring in these expenses.
Comment 6.	Please confirm that the Fund’s fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement. Otherwise, please remove the waiver from the fee table.
Response:	The Registrant confirms that that the Fund’s fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement.
Comment 7.	The last sentence of footnote 3 to the fee table states that the fee waivers and reimbursements are subject to possible recoupment from the Fund. However, the rest of the sentence is somewhat confusing. In order to make it clearer, please revise this sentence to state that the Adviser will be permitted to recover fees and expenses it has borne only to the extent that the Fund’s expenses do not exceed the lesser of (1) the expense limit in effect at the time the Adviser waives or limits the fees and (2) the expense limit in effect at the time the Adviser recovers fees. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	The Registrant has revised the last sentence of the footnote as follows: “The adviser will be permitted to recover fees and expenses it has borne, within three years after the fees were waived or expenses reimbursed, only to the extent that the Fund’s expenses do not exceed the lesser of (1) the expense limit in effect at the time the adviser waives or limits the fees and (2) the expense limit in effect at the time the adviser recovers fees.”
Comment 8.	The disclosure indicates that the Fund engages in short selling. Please include a line item in the fee table for associated expenses or explain to us why you feel one is not necessary. Please confirm that short selling expenses are reflected in the calculation of other expenses in the fee table.
Response:	See response to Comment 5.

Example - Page 3

Comment 9.	Supplementally, confirm that the Example reflects an adjustment for expense reimbursements only for the period of the contractual waiver.
Response:	The Registrant confirms that the Example will reflect an adjustment for expense reimbursements only for the period of the contractual waiver.

Principal Investment Strategies – Pages 3 to 4

Comment 10.	In the Tactical Investment Strategy section, please disclose in plain English how the Adviser will determine what securities to buy and when to sell them.
Response:	The Registrant revised the disclosure in the Principal Investment Strategies to provide straightforward disclosure about how it determines to buy and sell securities including securities issued by closed-end funds.
Comment 11.	The principal risks include a high yield securities risk. Please disclose in the Principal Investment Strategies section that the Fund may invest in high yield securities, and add “junk” to its definition.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	The Principal Investment Strategies had been revised to discuss the Fund’s investments in high yield securities and the definition of “high yield securities” now references “junk bonds”.
Comment 12.	The Fund will invest in American Depository Receipts (“ADRs”). Please disclose whether the ADRs will be sponsored and unsponsored.
Response:	The Fund will invest in sponsored ADRs.

Principal Risks of Investing in the Fund– Pages 4 to 7

Comment 13.	The Principal Investment Risks appear to be in alphabetical order, except for the first risk factor (equity). Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks of the Fund, the remaining risks may be alphabetized. See ADI 2019–08 – Improving Principal Risks Disclosure.
Response:	The Registrant has placed “Equity Securities” and “Closed-End Fund Risk” as the first two risk factors, but believes that other risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks.
Comment 14.	On page 5 of the prospectus, the principal risks include a “High Yield” risk factor. If the Fund intends to invest in high yield securities as part of its principal investment strategy, please disclose that specifically in the Principal Investment Strategies section.
Response:	See response to Comment 11.
Comment 15.	The Fund discloses in the Principal Investment strategies section that the Fund may invest ADRs. Please add relevant disclosure regarding ADR risk as a principal risk.
Response:	The Registrant has added ADR risk as a principal risk.
Comment 16.	In the “Closed-end Fund Risk,” add specific disclosure that such investments involve duplicative fees and expenses.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	The Registrant has updated the first sentence of the Closed-End Fund Risk factor as follows: “Closed-end funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund resulting in duplicative fees and expenses.”
Comment 17.	In the “Limited History of Operations Risk,” please revise the disclosure to state that, as of the date of the prospectus, the Fund has no operating history.
Response:	The Registrant has revised the risk factor as requested.
Comment 18.	Investing in small and medium capitalization securities is a principal risk factor. However, the principal strategies section states “the adviser focuses on issuers in the $100 million to $10 billion range.” Although capitalization ranges may vary, please disclose, if appropriate, additional risk disclosure regarding micro capitalization risk.
Response:	The Registrant does not intend to invest in micro-capitalization companies as part of its principal investment strategy and thus micro-capitalization company risk disclosure has not been added. “Medium capitalization securities” are commonly defined to be securities of issuers with capitalizations between $100 million and $10 billion.” The Prospectus and SAI each contains risk disclosure about such securities.
Comment 19.	The principal risk factors include a cybersecurity risk. Please advise us supplementally whether you have experienced cyberattacks, and if so, describe them.
Response.	The Registrant confirms that it has not experienced any cyberattacks as of the date of this correspondence; the adviser, like almost all financial firms, experiences periodic attacks attempting to access its system.

Portfolio Manager, Page 7 (and also on Page 16)

Comment 20.	Please disclose the month and year of the Fund’s inception. See Item 5(b) of Form N-1A.
Response:	The Registrant has added the requested disclosure.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks-Pages 8 to 15

Comment 21.	Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A, Item 9(b)(1), Instr. 6.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	The Registrant has added the following disclosure related to temporary defensive positions: “The Fund reserves the right to invest in U.S. government securities, money market instruments, and cash, without limitation, as determined by the adviser in response to adverse market, economic, political, or other conditions. In the event that the Fund engages in temporary defensive strategies that are inconsistent with its investment strategies, the Fund’s ability to achieve its investment objective may be limited.”
Comment 22.	On pages 8 through 10, you include a discussion and a chart in a section titled “Closed End Fund Sub-Strategy.” How significant a role will the Closed End Fund Sub-Strategy play in the Fund’s investment program? If it will be material, it must be summarized in Item 4 disclosure. If it will not be material, consider deleting it from Item 9 or greatly reducing the discussion. As currently worded, it gives the misleading impression that it is a material component of the Fund’s strategy.
Response:	The Item 4 disclosure in the Prospectus now includes a summary of the Closed End Fund Sub-Strategy.
Comment 23.	The chart on page 9 states in the Portfolio Monitoring cell that the adviser amplifies returns by daily trading against core position. Please revise to state “attempts to” amplify.
Response:	The Registrant has made the requested revision.
Comment 24.	On page 9, the cell titled “Trading and Execution” states “Tactical trading ensures optimal positioning attractive entry and exit points and takes advantage of market vitality.” Please delete the statement as it appears to promise an outcome.
Response:	The above-reference sentence has been revised so that it does not suggest a promised outcome. The new disclosure discusses how the Adviser attempts to exploit pricing inefficiencies including those that result from market volatility be establishing entry and exit points.

Comment 25.	On page 10, the cell titled “Unique Features” states “Buybacks at NAV and above” and “Mergers and Acquisitions.” Please delete these features as they do not appear to be unique to closed-end funds.
Response:	“Unique” has been deleted from “Unique Features” in the chart.

Valerie J. Lithotomos, Esq.

September 8, 2020

Comment 26.	On page 10, the cell titled “Characteristics” states “Liquidity – Closed-end fund shares are sold on exchanges, providing daily liquidity.” We note that earlier in the prospectus, it implies that the Fund intends to invest in non-publicly traded funds. Please clarify whether the Fund will invest only in publicly traded closed-end funds.
Response:	The Fund intends to invest in publicly traded closed-end fund shares.
Comment 27.	Please add comprehensive disclosure, where appropriate, regarding the risks associated with investing in closed-end funds.
Response:	The disclosure requested has been added.

Portfolio Holdings Disclosure Policies – Page 15

Comment 28.	This section does not contain disclosure regarding temporary defensive measures responsive to the requirements of Item 9(b)(1) instr. 6. Please include this disclosure, if applicable.
Response:	The Registrant has added disclosure regarding temporary defensive measures as noted in the response to Comment 21.

Investment Adviser – Page 16

Comment 29.	Does the investment adviser have experience managing other registered investment companies? If the adviser has little or no such experience, please state it prominently and include appropriate risk disclosure in the summary prospectus.
Response:	The Adviser does not have experience managing other registered investment companies, and the Registrant has updated the investment adviser section as such. Further, the Registrant has added “New Adviser Risk” to the principal risk sections.

Portfolio Manager – Page 16

Comment 30.	Has the portfolio manager ever managed the portfolio of a registered investment company? If not, state prominently that he has no such experience.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	The portfolio managers of the Fund have not managed the portfolio of a registered investment company. Accordingly, the Registrant has added the requested statement.

How to Redeem Shares - Pages 24 to 26

Comment 31.	On page 26, in the section titled “Redemptions In Kind,” please disclose additional detail regarding the Fund’s practices with respect to in-kind redemptions, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities.
Response:	The Fund does not expect to redeem in kind except under extraordinary circumstances. To the extent feasible, the Fund expects that a redemption in kind will be pro-rata slices of the Fund’s portfolio securities. The disclosure has been updated accordingly.

Statement of Additional Information (“SAI”) Investment Restrictions- Page 1

Comment 32.	Pursuant to Form N-1A Item 16(c)(1)(iv), please revise “group of related industries” to state “group of industries” in fundamental policy (g).
Response:	The Registrant has updated the fundamental policy as requested.

Additional Information about Investments and Risks – Pages 2 to 39

Comment 33.	This section includes risks that appear to be principal to the Fund. Please consider revising the disclosure to clarify which risks are non-principal to the Fund as required by Item 16(b) of Form N-1A.
Response:	The SAI has been revised to state which risks are principal to the Fund and those that are not.

Private Investment Funds- Page 29

Comment 34.	To what extent will the Fund invest in entities exempt from registration as investment companies by virtue of sections 3(c)(1) and 3(c)(7) of the 1940 Act? Depending on your response, we may have additional comments.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	The Fund expects to invest less than 5% of its assets at any given time in investment companies that rely upon sections 3(c)(1) and 3(c)(7) of the 1940 Act to be exempt from registering under that Act.

Trustees and Officers of the Trust Pages 41 to 44

Comment 35.	Please disclose to us the names of the Trustees and Officers of the Trust, as well as the information required in Item 17 of Form N-1A.
Response:	The requested disclosure will be included in a subsequent pre-effective amendment to the Trust’s registration statement.
Comment 36.	In the section regarding the Board of Trustees starting on page 41 of the SAI, key information regarding the Trustees and Officers has not yet been included. Please provide that information to the staff for review as soon as practicable.
Response:	The required information about the Registrant’s trustees and officers will be included in a subsequent pre-effective amendment to the Trust’s registration statement.

Part C: Other Information

Item 28. Exhibits

Comment 37.	Please include all exhibits that were marked “to be filed by subsequent amendment.”
Response:	All exhibits required to be filed by Form N-1A will be included in a subsequent pre-effective amendment to the Trust’s registration statement.
Comment 38.	Please remove the word “None” from the Item 35 of Form N-1A disclosure.
Response:	“None” has been deleted from Item 35 of Form N-1A.
Signatures.
Comment 39.	We note that the registration statement has been signed by only one Trustee. Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. We do not see signatures for a majority of the trustees or persons performing similar functions. Please revise.

Valerie J. Lithotomos, Esq.

September 8, 2020

Response:	When the registration statement was filed on June 30, 2020 and September 8, 2020, the Trust consisted of a sole trustee, who signed the registration statement. Subsequent to filing the registration statement, the principal executive officer, the principal financial and accounting officer and two additional trustees will be appointed. Consistent with Section 6(a) of the Securities Act, the principal executive officer and the principal financial and accounting officer and each trustee will sign the subsequent pre-effective amendment to the Trust’s registration statement.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench